UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.

151 North Market Street

Wooster, Ohio 44691

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Wayne Savings 401(k) Retirement Plan

Wooster, Ohio

We have audited the accompanying statements of net assets available for benefits of the Wayne Savings 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Cleveland, Ohio

June 10, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Wayne Savings 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

Assets

	2015	2014

Investments, At Fair Value	$4,845,694	$5,116,426

Receivables
Notes receivable from participants	84,486	98,793
Employer contribution	—	559
Net Assets Available for Benefits	$4,930,180	$5,215,778

The Accompanying Notes are an Integral Part of These Statements	4

Wayne Savings 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Investment (loss) income
Net (depreciation) appreciation in fair value of investments	$(114,311)	$334,939
Interest	3	2
Dividends	160,634	143,950

Net investment income	46,326	478,891

Interest Income from Participant Loans	3,535	4,771

Contributions
Employer	148,162	161,389
Participants	250,910	267,440
Rollovers	10,212	4,362

	409,284	433,191

Total	459,145	916,853

Deductions
Benefits paid directly to participants	737,982	198,603
Administrative expenses	6,761	13,769

Total	744,743	212,372

Net (Decrease) Increase	(285,598)	704,481

Net Assets Available for Benefits, Beginning of Year	5,215,778	4,511,297

Net Assets Available for Benefits, End of Year	$4,930,180	$5,215,778

The Accompanying Notes are an Integral Part of These Statements	5

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1:	Description of the Plan

The following description of Wayne Savings 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank (Company) for the benefit of its employees who are age 21 or older. Employees begin receiving the Company match after one year of employment and 1,000 or more employment hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Beginning in 2014, Pentegra was the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the plan, subject to an overall $18,000 limitation for 2015 and $17,500 for 2014. Eligible participants who are 50 or older are also able to make catch-up contributions, subject to an overall $6,000 limitation for 2015 and $5,500 for 2014. The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation. Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. Contributions are subject to certain limitations. There are no forfeitures as the employer contributions vest immediately.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his or her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in both their voluntary contributions plus earnings thereon and the Company’s contribution portion of their accounts plus earnings thereon.

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account. At December 31, 2015 and 2014, no plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on the prime rate plus 1%.

Notes receivable from participants are reported at amortized principal balance. After a note receivable is 90 days delinquent, the loan is treated as a deemed distribution and the borrower will receive a 1099-R.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update(ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan is currently evaluating the effect of the ASU No. 2015-07 amendments on its financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health And Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient – consensuses of the Emerging Issues Task Force. The amendments in this update (1) requires a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (2) simplifies and increase the effectiveness of the investment disclosure requirements for employee benefit plans, and (3) provides benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defines Benefit Obligation and Plan Assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented, while the amendments in Part III shall be applied prospectively. The Plan is currently evaluating the effect of the ASU No. 2015-12 amendments on its financial statements.

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stocks are valued at closing price reported on the active market on which the individual securities are traded. Mutual funds are valued as reported on the active market in which the mutual funds are traded.

The Plan invests in a benefit responsive guaranteed investment fund (GIF) with Prudential Retirement Insurance and Annuity Company recorded at contract value. Contract value is deemed to be fair value of the benefit responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents deposits made to the contact, plus earnings at guaranteed crediting rates, less participant withdrawals and fees. A 90-day notice is required in order for the Plan to liquidate this investment.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and believes that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	2015
	Net (Depreciation) Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(109,836)	$4,159,614
Guaranteed Income Fund	3,034	164,021
Wayne Savings Bancshares, Inc. Common Stock	(7,509)	522,059

	$(114,311)	$4,845,694

	2014
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$259,373	$4,442,387
Guaranteed Income Fund	2,901	158,273
Wayne Savings Bancshares, Inc. Common Stock	72,665	515,766

	$334,939	$5,116,426

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2015	2014
Wayne Savings Bancshares, Inc. Common Stock	$522,059	$515,766
Vanguard Small 500 Index Admiral	432,971	400,164
Vanguard Mid Cap Index ADM	516,903	509,497
Vanguard Target Retirement 2025 Fund	271,700	365,396
Vanguard Target Retirement 2035 Fund	487,391	473,961
T. Rowe Price Blue Chip Growth	795,733	766,143

Note 4:	Disclosures about Fair Value of Financial Instruments

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This topic also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy and include mutual funds, interest-bearing cash and Wayne Savings Bancshares, Inc. Common Stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets measured at fair value on a recurring basis and the level within the ASC 820-10 fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

2015		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds	$22,185	$22,185	$—	$—
Guaranteed Income Fund	164,021	—	164,021
Fixed Income Mutual Funds	181,881	181,881	—	—
Equity Mutual Funds	3,955,548	3,955,548	—	—
Wayne Savings Bancshares, Inc. Common Stock	522,059	522,059	—	—
	$4,845,694	$4,681,673	$164,021	$—

2014		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds	$25,331	$25,331	$—	$—
Guaranteed Income Fund	158,273	—	158,273
Fixed Income Mutual Funds	165,546	165,546	—	—
Equity Mutual Funds	4,251,510	4,251,510	—	—
Wayne Savings Bancshares, Inc. Common Stock	515,766	515,766	—	—
	$5,116,426	$4,958,153	$158,273	$—

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Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee and common stock of the Plan Sponsor. The Company paid $3,900 and $5,910 of recordkeeping fees to Pentegra in 2015 and 2014, respectively, and provides certain other administrative services at no cost to the Plan.

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Supplemental Schedule

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Wayne Savings 401(k) Retirement Plan

Form 5500 E.I.N. 34-0606020 Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of Issuer (a)(b)	Description of Investment (c)	Current Value (e)

Mutual funds
American Beacon Large Cap Value Inst	7,784 shares	$190,396
American Funds Europacific GR R6	3,589 shares	162,645
MFS Massachussets Investors TR R5	7,198 shares	191,537
T. Rowe Price Blue Chip Growth	10,994 shares	795,733
Vanguard Balanced Index Adm Fund	4,855 shares	141,861
Vanguard Target Retirement Income Fund	5 shares	62
Vanguard Small-Cap Index Adm	4,139 shares	219,598
Vanguard Mid-Cap Index Adm	3,476 shares	516,903
Vanguard Small 500 Index Adm	2,297 shares	432,971
Vanguard Target Retirement 2015 Fund	1,438 shares	20,458
Vanguard Target Retirement 2020 Fund	4,841 shares	131,420
Vanguard Target Retirement 2025 Fund	17,394 shares	271,700
Vanguard Target Retirement 2030 Fund	5,800 shares	160,777
Vanguard Target Retirement 2035 Fund	28,942 shares	487,391
Vanguard Target Retirement 2040 Fund	286 shares	8,123
Vanguard Target Retirement 2045 Fund	3,908 shares	69,487
Vanguard Target Retirement 2050 Fund	3,529 shares	100,553
Vanguard Target Retirement 2055 Fund	1,596 shares	49,219
Vanguard Target Retirement 2060 Fund	176 shares	4,776
Dodge & Cox Income	6,438 shares	85,562
Franklin High Income Adv	57,639 shares	96,257
Guaranteed income fund
Prudential Wayne Scb Var Annuity	6,321 shares	164,021

Common stocks
*Wayne Savings Bancshares, Inc.	39,520 shares	522,059

Money market funds
Federated Gov’t Obligations Institutional	22,185 shares	22,185

*Participant loans	4.50%	84,486

		$4,930,180

*Party-in-interest

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 10, 2016	By:	/s/ Myron Swartzentruber
SVP, Chief Financial Officer
Plan Administrator

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